UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Item 3.02 Unregistered Sales of Equity Securities.

Conversion of Convertible Note

As previously reported, on June 30, 2023, Freight Technologies, Inc. (the “Company”) entered into a debt modification agreement (the “Debt Modification Agreement”) with Freight Opportunities LLC (the “Noteholder”) to amend that certain $6,593,407 convertible promissory note dated January 3, 2023 in favor of the Noteholder which was amended on April 24, 2023 into a $9,890,110 convertible promissory (the “Convertible Note”). The Convertible Note was convertible at the option of the Noteholder into either preferred shares of the Company (the “Preferred Shares”) or ordinary shares in the Company (the “Ordinary Shares”) pursuant to the terms thereof.

On December 20, 2023, the Noteholder exercised its right to convert $3,554,065 of the Convertible Note into restricted Series A-4 Preferred Shares using an Ordinary Shares Conversion Price of $0.40. In connection with the conversion, the Noteholder also received additional Conversion Shares valued at the Interest Conversion Rate for the Make-Whole Amount. For the purposes of calculating the amount of Series A-4 Preferred Shares delivered thereunder, the Noteholder was entitled to receive 6.667 Series A-4 Preferred Shares for each Ordinary Share it would have been entitled to receive pursuant to a conversion hereunder into Ordinary Shares. The Series A-4 Preferred Shares were issued and sold by the Company in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

In order to incentivize the Noteholder into equitizing its Convertible Note, the Company issued to the Noteholder a warrant to purchase 250,000 Ordinary Shares at $0.40 per share (the “Warrant”). The Warrant is valid from June 30, 2023 through June 30, 2033 and has a “cashless” exercise feature. Additionally, the Company shall not effect the exercise of any portion of the Warrant, and the Noteholder shall not have the right to exercise any portion of the Warrant if, to the extent that after giving effect to such exercise, the Noteholder would beneficially own in excess of 4.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise.

As of result of the Note conversion, the Company reduced its principal balance on the Convertible Note by $3,554,065.

The following terms referenced above are defined within the Debt Modification Agreement: Conversion Price, Conversion Shares, Make-Whole Amount and Interest Conversion Rate.

Item 8.01 OTHER EVENTS.

On December 22, 2023, Freight Technologies, Inc. (the “Company”) called to order its Annual Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, there were not present or represented by proxy a sufficient number of shares of the Company’s ordinary shares in order to constitute a quorum. The Company adjourned the Annual Meeting until December 26, 2023 at 1:00 p.m. Eastern Time. At that time, the Annual Meeting will be reconvened at the Company’s offices at Hidalgo 2035, Interior M18, Colonia Obispado, Monterrey, NL MX 64060.

The record date for the Annual Meeting remains October 17, 2023. Shareholders of the Company who have previously submitted their proxy or otherwise voted and who do not want to change their vote do not need to take any action.

No changes have been made in the proposals to be voted on by shareholders at the Annual Meeting. The Company strongly encourages all of its shareholders to read the Company’s Notice of 2023 Annual Meeting of the Shareholders of Freight Technologies, Inc. and Proxy Statement, dated October 18, 2023, filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2023 (the “Proxy Statement”) and other proxy materials relating to the Annual Meeting, which are available free of charge on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2023	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer